Filed by Blade Urban Air Mobility, Inc.
Pursuant to Rule 425 under the Security Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Blade Urban Air Mobility, Inc.
Commission File No.: 132-02839

Blade Merger with Experience Investment Corp.

Investor Conference Call Transcript

December 15, 2020

Participants:

Eric Affeldt, Chief Executive Officer, Experience Investment Corp.

Rob Wiesenthal, Founder and Chief Executive Officer, Blade

Will Heyburn, Chief Financial Officer and Head of Corp. Development, Blade

Operator

Good morning, ladies and gentlemen. Thank you for standing by and welcome to the BLADE Urban Air Mobility and Experience Investment Corp. Conference Call and Webcast. We appreciate everyone joining us today. The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Experience Investment Corp. and may be accessed on the SEC’s website, including the exhibits thereto. Please note that the press release issued this morning and related SEC documents can also be found on Blade’s investor relations website at www.flyblade.com/investors.

The investor deck that will be presented as part of today’s discussion has been publicly filed with the SEC, where it is available for download. Please review the disclaimers included therein and refer to that as the guide for today’s call. For everyone on the phone, Experience Investment Corp. and BLADE will not be fielding any questions on today’s call.

Also, statements we make during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties, and other factors that could cause our actual results to differ from historical results and/or from our forecasts, including those set forth Experience Investment Corp’s Form 8-K filed today and the exhibits thereto. For more information, please refer to the risks, uncertainties, and other factors discussed in Experience Investment Corp.’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make wherever they appear. You should carefully consider the risks, uncertainties, and other factors discussed in Experience Investment Corp.’s SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

Hosting today’s call are Rob Wiesenthal, Founder and Chief Executive Officer of BLADE; Will Heyburn, Chief Financial Officer of BLADE; and Eric Affeldt, Chief Executive Officer and Chairman of Experience Investment Corp.

I will now turn the call over to Eric Affeldt.

Eric Affeldt, Chief Executive Officer, Experience Investment Corp.

Good morning, everyone, and welcome to the Blade Experience Investment Corp Conference Call. We're very excited to announce that Experience Investment Corp has entered into a business combination agreement to combine our public company with Blade Urban Air Mobility, or Blade for short as we will use going forward. Backing Blade in many ways represents exactly what KSL set out to do in launching a SPAC. Our goal with EIC was to create a vehicle to back a best in class management team with a compelling vision and product. It also represents an opportunity for KSL and EIC to add significant value through our industry expertise, relationships, and potentially KSL portfolio companies. In particular, Ross Aviation, which operates 17 FBOs in North America, including in New York, Massachusetts, and California, may provide future partnership opportunities for Blade and Ross Aviation to accommodate eVTOL routes, maintenance, and charging stations in key markets.

Blade is a global leader in urban air mobility, an industry that we believe will grow exponentially over the next five to 10 years as the friction of travel in the world's most populous cities continues to increase and electric vertical takeoff and landing, or eVTOL aircraft, are introduced and begin to replace helicopters. Blade has developed passenger vertiports terminals in the United States and India, an unrivaled brand that is recognized and trusted by fliers and proprietary technology that makes urban air mobility accessible at significant scale. We believe the Blade team has created a company that will lead the industry for decades to come. They have proven success today with traditional rotor craft operations, achieving compelling unit economics and enthusiastic customer adoption. We have 275 million in our trust account, and we have also raised an up-sized and oversubscribed $125 million pipe, including a commitment from KSL.

Upon closing, the combined company will have an anticipated equity value of approximately 825 million, and will have 400 million of unrestricted cash on the balance sheet, assuming no redemptions and before expenses. I'm now going to turn the call over to Rob Wiesenthal, who is the founder and CEO of Blade, and he's going to walk you through Blades history, its unique current positioning in the urban air mobility marketplace, and its strategy for future growth. Rob.

Rob Wiesenthal, Co-founder and Chief Executive Officer, Blade

Thank you, Eric, and thank you to everyone on the line for their interest in Blade. Let's start with why we started the company. The first time I flew in a helicopter was when I was CFO of Sony corporation of America. I flew from a New York City helipad to an airport, skipping about two hours of traffic. And when I got off that helicopter, I said to myself, "This is just an absolute game changer. Why doesn't everyone do this?" It was immediately apparent that the reason everyone didn't do it was because it was prohibitively expensive. To make matters worse, helicopter services at the time were purely B2B, C-suite products with no consumer offering whatsoever. The booking process was difficult and intimidating, to say the least, almost always requiring a handwritten form and a fax machine.

I learned that the average capacity utilization for a six seat helicopter was about 1.4 passengers. Still, the value proposition to the flyer was undisputable, and we knew there was an opportunity to leverage mobile technology to aggregate flyers who were heading to common destinations at similar times, thus reducing their cost to fly. We then combined that technology with our own dedicated passenger terminal infrastructure to create an overall experience that made air mobility more convenient, more affordable, more enjoyable, and less intimidating. Since we launched Blade in 2014, we've managed to lower the price of that very trip I took, which cost approximately $3,000 at the time to $195 per seat, or just $95 for our annual airport pass holders. In doing so, we transformed a two hour drive into a five minute flight, often shattering Uber Black pricing for rides between Manhattan and all New York area airports.

Most importantly, we can provide this tremendous value to our fliers while maintaining attractive unit economics using existing helicopter technology. eVTOL will simply allow us to lower our price to consumers and improve our margins, as well as catalyze development of new vertiport infrastructure in our existing and new markets. Today, Blade is a global urban air mobility platform. We flew nearly 40,000 passengers last year. Our growth and flexibility is accomplished by leveraging our unique asset light model. Blade neither owns nor operates any aircraft. Pilots, maintenance, insurance, and fuel are all costs borne by our network of operators, which provide us with dedicated Blade branded aircraft at fixed hourly rates, all subject to regular audits by our in-house Head of Safety. This enables our operator partners to focus on what they do best: training pilots, maintaining aircraft, and flying. This way, we can focus on what we do best: aggregating fliers and reducing travel friction by providing cost effective air transportation alternatives to some of the most congested ground routes in the U.S. and abroad.

At the same time, we've been building our passenger terminal infrastructure, consumer to cockpit technologies, 200,000 plus user base, and powerful brand to prepare for the rollout of eVTOL, which we expect to be certified in the U.S. as early as 2022, but it is not included in our financial projections until 2025. Our exclusive passenger terminal infrastructure in key markets provides a strategic advantage in locations that are geographically constrained from adding additional heliports. Additionally, leading brands pay to partner with Blade to provide visibility of their products and services to our fliers, underscoring our brand recognition and value of our customers. Simply put, Blade is a verb in the markets we serve. Blade was specifically designed to be scalable and profitable using conventional helicopters today while positioned to smoothly transition to eVTOL tomorrow as soon as those aircraft are available, passing on lower operating costs to our fliers and enabling a reduced noise footprint and zero carbon emissions for the communities we serve.

Here are Blade's key business lines. First, short distance. Blade's first offerings, which began in 2014, are flights that are between 60 and 100 miles in distance and primarily serve commuters for prices between $595 and $795 per seat, or $295 for monthly commuter pass holders.

Blade airport. Flights between all New York area airports and dedicated Blade lounges in Manhattan heliports, prices for Blade airports start at $195 per seat, or $95 per seat with a purchase of an annual airport pass.

Blade MediMobility. Blade is the largest transporter of human organs in the Northeast United States, reducing the costs and transport time for hospitals versus legacy competitors. This business is a critical part of our growth strategy as organ movements are expected to be one of the first uses of eVTOL before flights for passengers.

International joint ventures. As part of our expansion strategy, we form ventures with local partners in key overseas markets to provide the technology, customer experience, infrastructure design, and employee training to provide a scalable and consistent Blade experience. Blade's first international joint venture launched helicopter services late last year in India flying between Mumbai,Pune, and Shirdi. Looking ahead to the eVTOL market opportunity. While aerospace companies have invested billions in the development of hundreds of different eVTOL aircraft, no one knows today which designs will succeed. I think of Blade as an index play on the electrification of vertical transportation and the future of urban air mobility in general. We intend not only to utilize the best eVTOL platforms once they've been proven, but also to help supercharge these companies to quickly grow their market share.

This is important for eVTOL manufacturers because, not unlike in the electric vehicle industry, it is difficult for them to achieve profitability without quickly achieving meaningful production volume. We are uniquely situated to deploy eVTOL services to our fliers given our diversity of routes and geographies.

Early eVTOL designs are likely to have range and payload limitations, but will still be effective for our growing organ transport business, later our 10 to 15 mile airport transfer products, and then soon after our longer distance businesses. Now, I'll turn it over to Will Heyburn, Chief Financial Officer of Blade, to walk you through our growth plan.

Will Heyburn, Chief Financial Officer and Head of Corp. Development, Blade

Turning to the projections, over the next four years, we will use traditional rotorcraft technology to expand organically in the Northeast and on the West Coast, leveraging our existing infrastructure, technology, and customer base. By 2024, we expect to achieve approximately 400 million of revenue and 80 million in adjusted EBITDA, all prior to the introduction of passenger eVTOL. Our business model is ideal to support this growth, because our unit economics fundamentally do not require scale to be profitable. In fact, Blade has been gross margin profitable since inception. Our costs are 100% variable on a per flight basis. If we don't fly, we don't pay. Given that our typical helicopter has only six seats, we can manage our capacity with incredible precision, maximizing utilization. Once eVTOL becomes commercially available, it should improved the unit economics of an already profitable business, allowing Blade to lower prices and expand our addressable market.

The proposed transaction values Blade at a 450 million enterprise value net of cash to the balance sheet, which is about 1.1 times estimated 2024 revenue, or 5.5 times estimated 2024 adjusted EBITDA. Note that 2024 is before the introduction of passenger eVTOL in our plan. Assuming no redemptions and before expenses, the company is expected to have approximately 400 million of unrestricted cash on the balance sheet with public equity currency to ensure sufficient capital for future growth. With that, I'll turn it back over to Rob for some closing thoughts.

Rob Wiesenthal, Co-founder and Chief Executive Officer, Blade

Ground mobility has been radically transformed by software and battery technology, as evidenced by the rapid adoption of electric vehicles. The next battle is in the air. This transaction provides the capital for Blade to profitably expand its urban air mobility business using conventional rotorcraft today while providing a seamless transition to eVTOL tomorrow. We are excited about our future. Over the last six years, we've built an unrivaled brand and product offering in urban air mobility while positioning ourselves for eVTOL's rollout. The capital raised by this transaction will enable us to make actionable strategic acquisitions, which will not only improve our competitive posture in key markets, but should also enhance our unit economics, allowing us to reduce costs by 10% to 20% on certain routes, even with the conventional aircraft of today.

We are excited to partner with Eric and the broader KSL team. Their deep industry knowledge coupled with potential strategic opportunities with their portfolio company, Ross Aviation, should help to accelerate our growth plan. Thank you for your time and attention today. We look forward to sharing additional information with you in early January. If you have any questions regarding the presentation, please contact bladeir@icrinc.com.

Operator

This does conclude today’s call. Thank you for your participation, you may disconnect your lines at this time.

Additional Information and Where to Find It

Experience Investment Corp. ( “EIC”) intends to file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the proposed business combination (the “Merger”) and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. EIC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with EIC’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus will contain important information about EIC, Blade Urban Air Mobility, Inc. (“Blade”) and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of EIC as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Experience Investment Corp., 100 St. Paul St., Suite 800. Denver, CO 80206 or mrichardson@riverinc.com.

Participants in the Solicitation

EIC, Blade and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of EIC’s stockholders with respect to the approval of the Merger. EIC and Blade urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about Blade, EIC and the Merger. Information regarding EIC’s directors and officers and a description of their interests in EIC is contained in EIC’s annual report on Form 10-K for the fiscal year ended December 31, 2019. Additional information regarding the participants in the proxy solicitation, including Blade’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to EIC as described above under “Additional Information About the Transaction and Where to Find It.”

Forward Looking Statements

This presentation contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to EIC’s and Blade’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Merger, the business plans, objectives, expectations and intentions of EIC once the Merger and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Blade”), and Blade’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on EIC’s or Blade’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EIC’s or Blade’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of EIC or Blade or other conditions to closing in the Merger Agreement; (3) the ability of New Blade to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Merger; (4) the inability to complete the private placement of common stock of EIC to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Blade’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Blade to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Blade and New Blade may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Blade’s and New Blade’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against EIC, Blade, New Blade or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in EIC’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and EIC’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and EIC and Blade undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in EIC and is not intended to form the basis of an investment decision in EIC. All subsequent written and oral forward-looking statements concerning EIC and Blade, the Transactions or other matters and attributable to EIC and Blade or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Non-GAAP financial measures

This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”), including, but not limited to Adjusted EBITDA and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s or Blade’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. In addition, historical financial measures included in this presentation have not been audited and are subject to review and adjustment accordingly. You should be aware that the Company’s and Blade’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.

No Offer or Solicitation

This presentation is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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This transcript is being made available for informational purposes only. Although significant efforts have been made at an accurate transcription, this transcript may contain errors, omissions or inaccuracies.